Filed Pursuant to Rule 433
Registration No. 333-179542
October 17, 2012

Pricing Term Sheet

Owens Corning

$600,000,000

4.200% Senior Notes due 2022

This term sheet to the preliminary prospectus supplement dated October 17, 2012, should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Owens Corning

Security:	4.200% Senior Notes due 2022

Principal Amount:	$600,000,000

Trade Date:	October 17, 2012

Settlement Date:	October 22, 2012

CUSIP Number:	690742 AD3

ISIN Number:	US690742AD30

Expected Ratings:	Ba1 / BBB- / BBB-

Maturity:	December 15, 2022

Coupon:	4.200%

Public Offering Price:	99.910%

Yield to Maturity:	4.210%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price:	98-11

Benchmark Treasury Yield:	1.810%

Spread to Benchmark Treasury:	240 basis points

Interest payment dates:	June 15 and December 15, commencing June 15, 2013

Optional Redemption:	Prior to September 15, 2022 (three months prior to their maturity), greater of par and a make whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption. On or after September 15, 2022 (three months prior to their maturity), par plus accrued and unpaid interest to the date of redemption.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or dg.prospectus_requests@baml.com, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities LLC toll free at 1-800-326-5897 or cmclientsupport@wellsfargo.com.